February 15, 2006


via U.S. mail
L. Kenny Cordell
President and Chief Executive Officer
UAP Holding Corp.
7251 W. 4th Street
Greeley, CO

Re:	Re:	UAP Holding Corp.
		Registration Statement on Form S-3
      Filed January 18, 2006
      File No. 333-131080
      Form 10-K for the Fiscal Year Ended February 27, 2005
      File No. 0-51035

      United Agri Products, Inc.
      Form 10-K for the Fiscal Year Ended February 27, 2005
      File No. 333-111710


Dear Mr. Cordell:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3

General

1. Provide further disclosure regarding the reasons for the divestiture by Apollo Management V, L.P. of its shares. We may have further comment.

Risk Factors, page 2

2. It would appear that your equity sponsor, Apollo Management V, L.P. intends to divest itself of all ownership of shares it currently owns of the company. Your risk factor disclosure does not convey the impact that this apparent change of control could have. Please revise your risk factor discussion to clarify in the risk factor on page 8 the impact the divestiture by your equity sponsor could have on your business, future plan of operations, management and governance.

Selling Stockholders, page 11
3. Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its shares as compensation for underwriting activities. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Forms 10-K  for UAP Holdings and United Agri Products

	Please amend the Forms 10-K within 10 business days in response to the following comment.

Note 14. Business Segment and Related Information

4. We note your disclosure within the Forms 10-K for the fiscal year ended February 27, 2005 filed by UAP and by United Agri Products, Inc. that you operate in one segment. We further note your disclosure under Business Operations that you "operate [y]our business through two primary divisions: Distribution and Products."
Please expand your disclosure to indicate the factors used to identify your reportable segments, including the basis of organization and whether operating segments have been aggregated in accordance with paragraph 26 of SFAS 131. In addition, please explain the basis for your conclusion that you have one operating segment, based on the guidance in SFAS 131.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jennifer Goeken at (202) 551-3721 or in her absence, Jill Davis, Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-
3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Rosa Testani, Esq.
	Akin Gump Strauss Hauer & Feld LLP
	(212) 872-1002 (fax)






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L. Kenny Cordell
UAP Holding Corp.
February 15, 2006
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05